[redacted]

13011017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

OFFICAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Gateway Center, 14th Floor
(No. and Street)

Newark (City) New Jersey (State) 07102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McQuade (973) 367-3065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave, 30th Floor (Address) New York (City) New York (State) 10017

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
REGISTRATIONS BRANCH
05

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______Michael McQuade____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______Prudential Investment Management Services LLC____ , as of ____________December 31____________________, 2012______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael McQuade
Signature

______Chief Financial Officer and Treasurer____
Title

Brandi J Rivera
Notary Public of New Jersey
My Commission Expires
April 6, 2016

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (d) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Investment Management Services LLC

Statement of Financial Condition

December 31, 2012

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Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2012

SEC ID No. 8-36540
The report is deemed PIBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2012

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Independent Auditor's Report

To the Member of
Prudential Investment Management Services LLC

We have audited the accompanying financial statement of Prudential Investment Management Services LLC (the "Company"), which comprises the statement of financial condition, as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statement referred to above presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2012

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 47,510
Cash segregated under federal regulations	22,021
Distribution and service fees and other affiliate receivables	23,571
Management and administrative fees receivable	2,557
Receivable from broker-dealers and clearing organizations	7,489
Prepaid expenses and other assets	1,771
Total assets	$ 104,919

Liabilities and Member's Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 17,009
Affiliate payable and other accrued liabilities	6,541
Payable to customers	9,758
Income taxes payable to parent	3,334
Deferred income taxes	8,236
Total liabilities	$ 44,878
Commitments and contingent liabilities (Note 7)	
Member's Equity	
Contributed capital	32,796
Undistributed earnings	27,245
Total member's equity	60,041
Total liabilities and member's equity	$ 104,919

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's primary business is the distribution of mutual funds to retail investors through third party financial intermediary firms. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is also engaged in limited retail selling activities through the offering of various investment products sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Prudential. The Company offers general brokerage services to retail investors. Investment products offered to customers include, but are not limited to stocks, bonds, mutual funds and options. With respect to custody and clearing of these customer securities transactions, except for mutual fund transactions in the Smart Solutions IRA product, the Company introduces these trades to National Financial Services LLC, who clears them on a fully disclosed basis.

The Company is the distributor of the domestic Prudential Investments family of mutual funds shares ("Pru Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940.

The Company also has entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans ("DC Plans"). The Company continues to clear all mutual fund trades for both proprietary and non-proprietary mutual fund families with respect to its DC Plans business.

On July 1, 2003, Prudential combined its retail securities brokerage and clearing operations with those of Wachovia Corporation ("Wachovia") and formed Wachovia Securities Financial Holding, LCC ("Wachovia Securities"), a joint venture headquartered in St. Louis, Missouri. On December 31, 2008 Wachovia merged with and into Wells Fargo & Company ("Wells Fargo"), which succeeded to Wachovia's rights and obligations under the joint venture arrangements.

On December 31, 2009, Prudential completed the sale of its joint venture interest in Wachovia Securities to Wells Fargo.

The joint venture conducted its operations through First Clearing LLC ("First Clearing") an affiliate of Wachovia Securities. The Company provided execution, clearance, and other services to First Clearing, broker-dealer for Wachovia Securities with respect to their mutual fund wrap account products and programs. In accordance with the terms of the clearing agreement, the Company ceased providing these services on March 31, 2012.

As more fully described in Note 5, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment. As a result, the agreement terms may not be the same as those that would result from agreements with unrelated parties.

(dollars in thousands)

2. Summary of Significant Accounting Policies

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of this financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as cash on hand, amounts due from banks and from money market mutual funds. Cash and cash equivalents of $47,510 includes $40,378 which represents a $30,228 investment in a Prudential sponsored money market mutual fund for which the Company is the exclusive distributor, and a $10,150 investment in non-proprietary money market mutual funds. The remaining $7,132 represents amounts on deposit in corporate accounts at commercial banks. At times, cash on deposit in the commercial bank may be in excess of available Federal insurance coverage. Cash of $22,021 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. Money market mutual fund investments are stated at cost, which approximates fair value.

3. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and short term investments.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. The Company's Level 2 assets and liabilities include: certain equity securities (mutual funds, which do not actively trade and are priced based on a net asset value), short-term investments, and restricted cash.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

(dollars in thousands)

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash equivalents, other assets, other liabilities, and federal income tax payable to parent.

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amount equals or approximates fair value.

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
			(in thousands)		
Assets:					
Cash and cash equivalent	47,510	0	0	47,510	47,510
Other assets		57,409		57,409	57,409
Total assets	$ 47,510	$ 57,409	$ 0	$ 104,919	$ 104,919
Liabilities:					
Other liabilities	0	41,544	0	41,544	41,544
Tax payable to parent		3,334		3,334	3,334
Total liabilities	$ 0	$ 44,878	$ 0	$ 44,878	$ 44,878

Other assets include short-term receivables, such as unsettled trades, accounts receivable and restricted cash. Other liabilities are primarily short-term payables, such as unsettled trades, and accrued expense payables.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Broker-dealers and clearing organizations	$ 7,489	$ 3,494
Management and administrative fees	-	1,534
Service fees	-	11,981
	$ 7,489	$ 17,009

5. Related Party Transactions

The Company is the clearing broker for the Prudential retirement plan platform DC Plans' mutual fund trades.

(dollars in thousands)

The Company receives various services from Prudential companies including services of officers and the use of telecommunications, office space, systems and equipment. In 2012, the Company had the following statement of financial condition related party transactions:

Statement of Financial Condition	Receivable	Payable
Distribution and service fees and other affiliate receivables	$ 5,620	$ -
Broker-dealers and clearing organizations	-	1,105
Affiliate payable and other accrued liabilities	-	3,145
	$ 5,620	$ 4,250

All services received from and provided to related parties are subject to written agreements.

6. Subordinated Borrowings and Line of Credit

The Company has a revolving subordinated loan agreement with Prudential Funding Corporation, LLC ("PFC"), a Prudential company, for $60,000. This agreement expires on July 1, 2014. Borrowings will bear interest at prevailing rates to be agreed upon at the time of the advance. Borrowings under this agreement are subordinated to the claims of general creditors and have been approved by FINRA for inclusion in computing net capital pursuant to Rule 15c3-1 ("net capital rule"), under the Securities Exchange Act of 1934 (the "Act"). Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. During the year ended December 31, 2012, the Company did not borrow under the subordinated loan agreement.

The Company has an additional $190,000 open-ended line of credit with PFC that is not subordinated. Borrowings under the line of credit will bear interest at the prevailing Commercial Paper rate at the time of the advance plus 8 basis points. During the year ended December 31, 2012, the Company borrowed from PFC on one occasion under the line of credit agreement.

As of December 31, 2012, there were no amounts outstanding under either the subordinated loan agreement or the line of credit.

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's statement of financial condition.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements cannot be reasonably estimated, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company believes the risk of loss, if any, is remote.

(dollars in thousands)

8. Regulatory Requirements

The Company is subject to the net capital Rule 15c3-1 of the Act. The Company uses the alternative method of computing net capital, permitted by the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2012, the Company had net capital of $31,902, which was $31,652 in excess of its required net capital.

The Company is subject to determination of reserve requirements under Rule 15c3-3 of the Act. At December 31, 2012 the Company computed the reserve requirement for customers and was required to segregate $13,253 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2012 the amount held on deposit in the special reserve bank account was $22,021.

9. Income Taxes

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member ultimate owner, Prudential Financial, Inc. It is included in the consolidated federal income tax return and certain consolidated and combined state income tax returns of Prudential.

Pursuant to the Prudential tax allocation agreement, total federal and state income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The Company has deferred tax liabilities of $ 8,236 related to distributor commissions at December 31, 2012.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. At December 31, 2012, the Company has not recorded any deferred tax asset and thus no valuation allowance is established.

The Company does not have any unrecognized tax benefits at December 31, 2012.

In 2012, Prudential reached an agreement with the IRS on examination of the consolidated U.S. Federal income tax years 2004 through 2006. For the consolidated U.S. Federal income tax years 2007 through 2012, the Company participated in the IRS's Compliance Assurance Program (the "CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation that this new program will shorten the time period between Prudential's filing of its Federal income tax return and the IRS's completion of its examination of the return.

PHI, the Company's direct parent, was converted to a branch of Prudential in 2006. PHI and Prudential are under examination in New Jersey for tax years 2004 through 2006 and 2003 through 2006, respectively. No material changes to the Company's results are expected as a result of either examination.

(dollars in thousands)

10. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2012 that would require recognition or disclosure in this financial statement through the issuance date of this financial statement.

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